SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cocrystal Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19188J300
(CUSIP Number)

Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100

Phillip Frost, M.D.
Frost Gamma Investments Trust
Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015

(Name, address and telephone number of person authorized to receive notices and communications)

February 28, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J300	Schedule 13D	PAGE 2 of 8

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
2,659,685 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
2,659,685 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,659,685		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.6%	(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 2,626,352 shares of common stock, par value $0.001 per share (the “Common Stock”), of Cocrystal Pharma, Inc. (the “Issuer”) and (ii) 33,333 shares of Common Stock underlying warrants.

(2)
Calculated based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2020, and (ii) 33,333 shares of Common Stock underlying warrants.

CUSIP No. 19188J300	Schedule 13D	PAGE 3 of 8

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
3,685,681 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
3,685,681 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,685,681		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.8%	(2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 3,655,265 shares of Common Stock held by Frost Gamma Investments Trust (“FGIT”), which is controlled by Dr. Frost as sole trustee and (ii) options to acquire 30,416 shares of Common Stock, which are exercisable within 60 days.

(2)
Calculated based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020, and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

CUSIP No. 19188J300	Schedule 13D	PAGE 4 of 8

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
3,655,265
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
3,655,265
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,655,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.8%	(1)
14	TYPE OF REPORTING PERSON OO

(1)
Calculated based on 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020.

CUSIP No. 19188J300	Schedule 13D	PAGE 5 of 8

1	NAME OF REPORTING PERSONS Steven D. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
54,864 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
54,864 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	54,864		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.1%	(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 24,448 shares of Common Stock and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(2)
Calculated based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020, and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

CUSIP No. 19188J300	Schedule 13D	PAGE 6 of 8

EXPLANATORY NOTE
This Amendment No. 2 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined below) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cocrystal Pharma, Inc. (the “Issuer”). This Amendment is being filed solely as a result of a change in the Issuer’s issued and outstanding Common Stock and amends and supplements Amendment No. 1 to the Schedule 13D filed by OPKO Health, Inc. a Delaware corporation (“OPKO”), Phillip Frost, M.D. (“Dr. Frost”), Frost Gamma Investments Trust (“FGIT”), and Steven D. Rubin (“Mr. Rubin”) (collectively, the “Reporting Persons”) filed with the SEC on November 22, 2019, which amended and supplemented the statement on Schedule 13D filed with the SEC on May 9, 2019 (the “May 2019 Schedule 13D”), which amended and restated the (i) Schedule 13D originally filed on December 5, 2014 filed jointly by OPKO, Dr. Frost, FGIT, Mr. Rubin and certain other persons (the “Original 13D”), as amended with respect to Dr. Frost, FGIT, Mr. Rubin and certain other persons by Amendment No. 1 filed on June 19, 2018 and Amendment No. 2 filed on March 19, 2019, and (ii) Schedule 13G filed by OPKO on May 10, 2017, as amended on February 2, 2018 and February 14, 2019. This Amendment is being filed solely by the Reporting Persons and does not amend or supplement the Original 13D or any other amendments thereto with respect to any other persons that jointly filed the Original 13D with the Reporting Persons. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the May 2019 Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the May 2019 Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)
OPKO is the beneficial owner of and directly holds 2,626,352 shares of Common Stock and 33,333 shares of Common Stock underlying warrants or approximately 5.6% of the Issuer’s issued and outstanding Common Stock, based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020, and (ii) 33,333 shares of Common Stock underlying warrants.

Richard A. Lerner, M.D. (“Dr. Lerner”), a director of OPKO, is a stockholder of the Issuer. Dr. Frost, Jane H. Hsiao, PhD., MBA (“Dr. Hsiao”), Vice Chairman of the Board and Chief Technical Officer of OPKO, and Mr. Rubin, Executive Vice President-Administration and a director of OPKO, are directors of the Issuer. OPKO’s reported ownership does not include securities beneficially owned by FGIT, Drs. Lerner, Frost, and Hsiao, and Mr. Rubin. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Drs. Lerner, Frost, and Hsiao and Mr. Rubin. Drs. Hsiao and Lerner beneficially own securities of the Issuer as follows:

Name	Number of Shares of Common Stock Beneficially Owned		Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Class
Jane H. Hsiao, Ph.D., MBA	328,146	(1)	Sole	Sole	0.7%	(2)
Richard A. Lerner, M.D.	3,623		Shared(3)	Shared(3)	0.01%	(4)

(1)
Comprised of (i) 114,509 shares of Common Stock owned directly by Dr. Hsiao; (ii) 183,221 shares of Common Stock owned by Hsu Gamma Investment, L.P., of which Dr. Hsiao is the general partner; and (iii) and options to acquire 30,416 shares of Common Stock, which are exercisable within 60 days. The stock options were received as a result of Dr. Hsiao’s service as a director of the Issuer. Dr. Hsiao disclaims beneficial ownership of shares of Common Stock owned by Hsu Gamma Investment, L.P., except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

CUSIP No. 19188J300	Schedule 13D	PAGE 7 of 8

(2)
Calculated based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020, and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(3)	Held through Lerner Family Trust, Richard A & Nicole G Lerner Trustees.

(4)
Calculated based on 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020.

Dr. Frost holds 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days. Dr. Frost, as the sole trustee of FGIT, may be deemed to beneficially own the 3,655,265 shares of Common Stock beneficially owned by FGIT. The 3,685,681 shares of Common Stock beneficially owned by Dr. Frost constitute approximately 7.8% of the Issuer’s issued and outstanding shares, based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020, and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days. FGIT holds 3,655,265 shares of Common Stock or approximately 7.8% of the Issuer’s issued and outstanding shares, based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020. Dr. Frost and FGIT’s reported ownership does not include securities owned by OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.
Mr. Rubin holds (i) 24,448 shares of Common Stock and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days or approximately 0.1% of the Issuer’s issued and outstanding shares, based on (i) 47,103,661 shares outstanding as of February 28, 2020, as indicated in the Issuer’s Prospectus Supplement (to Prospectus dated October 10, 2017, Registration No. 333-220632) filed with the SEC on February 28, 2020, and (ii) 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(b)	OPKO beneficially owns and has sole power to vote and dispose of 2,626,352 shares of Common Stock and 33,333 shares of Common Stock underlying warrants.
Dr. Frost, as the sole trustee of FGIT, has sole voting and dispositive power over 3,655,265 shares of Common Stock beneficially owned by FGIT. Dr. Frost individually owns and has sole voting and dispositive power with respect to 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.
FGIT directly beneficially owns 3,655,265 shares of Common Stock. Dr. Frost is the sole trustee of FGIT and has sole voting and dispositive power with respect to 3,655,265 shares of Common Stock.
Mr. Rubin individually owns and has sole voting and dispositive power with respect to 24,448 shares of Common Stock and 30,416 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(c)	There have been no transactions in the Common Stock effected by OPKO, Dr. Frost, FGIT, or Mr. Rubin in the last 60 days.

CUSIP No. 19188J300	Schedule 13D	PAGE 8 of 8

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated:	March 10, 2020	By:	/s/ Kate Inman
		Name:	Kate Inman
		Title:	General Counsel, Secretary

Phillip Frost, M.D.

Dated:	March 10, 2020	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.

Frost Gamma Investments Trust

Dated:	March 10, 2020	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Trustee

Steven D. Rubin

Dated:	March 10, 2020	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin